SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

January 22, 2010

NOTICE FILING

Re: CIK # 0000859796 Japan Smaller Capitalization Fund, Inc.
– Accession Number 0000905148-10-000094

Ladies and Gentlemen:

Filing Accession Number 0000905148-10-000094, Form 40-17G, submitted January 22, 2010 was submitted in error and should be disregarded.

If you have any questions about this filing, please contact Marianne Bellucci at 212-839-8708 or Susan Aiello at 212-839-8630.

Thank you,

By:	/s/ Marianne Bellucci